

September 3, 2014

<u>Via E-mail</u>
H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
NGL Energy Finance Corp.
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

      Re: **NGL Energy Partners LP**
            NGL Energy Finance Corp.
            Amendment No. 1 to Registration Statement on Form S-4
            Filed August 20, 2014
            File No. 333-197341

Dear Mr. Krimbill:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Legality Opinions</u>

1.   We note your response to prior comment 2 from our letter to you dated August 1, 2014. Please obtain and file as exhibits revised opinions of counsel or new opinions which give effect to each of the following comments.

2.   Item 23 of Schedule A of the Securities Act of 1933 requires you to provide "the names and addresses of counsel who have passed on the legality of the issue." Neither of the opinions filed as exhibits 5.3 and 5.4 includes counsel's address.

3.   We note your response to prior comments 4 and 5. The revised opinion filed as exhibit 5.1 explicitly limits the scope of the opinion to the identified jurisdictions, which do not include the States of Colorado, Oklahoma, and Wyoming, or the province of Alberta. We

also note the assumptions in its seventh paragraph.   Insofar as the opinions of counsel other than exhibit 5.1 are silent regarding whether the guarantees constitute binding obligations of the guarantors, please provide opinions which clarify the issue for each such entity. The last paragraph of Section II.B.1.e of Staff Legal Bulletin No. 19 provides in part that "the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization." One possible resolution would be for counsel to revise the opinion filed as exhibit 5.1 to make clear that it is opining as to all guarantees and, if true, relying on the opinions of the law firms (which it must identify) with regard to the particular items (that Section II.B.1.e specifies).

4.   As noted, counsel must indicate whether the guarantor is validly existing. Neither Colorado nor Oklahoma counsel expressly opines that the applicable guarantors are validly existing.

5.   Where opinions include assumptions that (1) are readily ascertainable, (2) assume any material facts, or (3) with regard to which counsel may appropriately rely on applicable officers' certificates, please obtain new or revised opinions or provide supplemental support as to why the particular assumption should be unobjectionable. Examples include:
   • assumptions (e) and (f) in the fifth paragraph of Exhibit 5.3; and
   • assumption (iii) in the fifth paragraph of Exhibit 5.4.

   See the guidance contained in Section II.B.3.a of Staff Legal Bulletin No. 19.

6.   Similarly, it should be apparent that counsel has done what it believes is necessary and appropriate to render the required opinion. Examples of language which suggests otherwise include:
   • with respect to Exhibit 5.3, counsel's suggestion that "the opinions rendered herein are limited accordingly … [and] relate solely to the Opinion Documents" and the "solely" limitation in the seventh paragraph; and
   • with respect to Exhibit 5.4, the "solely" limitation included in qualifications (c) and (d).

7.   Please obtain an opinion which relates to the guarantees of the Oklahoma Guarantors with regard to the 2019 Exchange Notes, insofar as the opinion filed as exhibit 5.4 only appears to cover the 2021 Exchange Notes. Also, ensure that it is apparent that named counsel has in fact signed the opinion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Josh Korff